ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 28, 2014	James D. McGinnis T +1 202 508 4895 F +1 202 383 7786 james.mcginnis@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Martin Currie Business Trust (File No.  811-08612)

Ladies and Gentlemen:

On behalf of Martin Currie Business Trust (the “Trust”), we are today filing Amendment No. 23 to the Trust’s Registration Statement on Form N-1A (the “Filing”).

The Filing is intended to comply with the revised Form N-1A that became effective March 31, 2009 for annual registration statement updates after January 1, 2010. We would like to bring to the attention of the disclosure staff of the Securities and Exchange Commission (“SEC”) that, in preparing the disclosures in response to Items 1 though 8, as directed under General Instructions B(2)(b), C(3)(a) and C(3)(b) to the revised Form N-1A, George Raine of this office had several telephone conversations with Mr. Haughton Hallock of the SEC staff.  Based on a description by Mr. Raine of the ordering and inclusion of items under Form N-1A as subsequently reflected in the Filing, Mr. Hallock confirmed his view, after consultation with other members of the SEC staff, that the Trust’s proposed approach was a reasonable interpretation of the instructions under the revised Form.

Any questions or comments with respect to the enclosed materials should be directed to the undersigned at (202) 508-4895 or to George B. Raine of this firm at (617) 951-7556.

Sincerely,

/s/ James D. McGinnis

James D. McGinnis

Encl.

cc:                                George B. Raine